UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42462

Axonex AI Group Limited

Unit 506-8, 5/F, Laford Centre

838 Lai Chi Kok Road

Lai Chi Kok, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 15, 2026, Axonex AI Group Limited (the “Company”) issued a press release entitled “Axonex AI Group Joins FLAIR’s Embodied AI International Applications Hub and Launches Education Humanoid TOMO: Collaboration to Explore Real-world Applications in Education and Manufacturing”. A copy of the press release is furnished herewith as Exhibit 99.1.

This report, including Exhibit 99.1 hereto, is incorporated by reference into the Company’s registration statement on Form F-3, as amended, filed with the Securities and Exchange Commission on May 19, 2026 (File No. 333-296027) and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press Release - Axonex AI Group Joins FLAIR’s Embodied AI International Applications Hub and Launches Education Humanoid TOMO: Collaboration to Explore Real-world Applications in Education and Manufacturing, dated October 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2026	Axonex AI Group Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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